

Report of Independent Registered Public Accounting Firm

To the Member of
Union Square Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Square Advisors LLC (the Company) as of December 31, 2025, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I and Schedule II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I and Schedule II are the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I and Schedule II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I and Schedule II. In forming our opinion on the information in Schedule I and Schedule II, we evaluated whether the information in Schedule I and Schedule II, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I and Schedule II are fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
February 26, 2026

We have served as the Company's auditor since 2023.